Mail Stop 4561

November 13, 2008

Najeeb Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

> **Re: NetSol Technologies, Inc.**
> **Form 8-K filed on November 10, 2008**
> **Form 10-KSB/A for the Fiscal Year Ended June 30, 2008**
> **File No. 000-22773**

Dear Mr. Ghauri:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended June 30, 2008

Item 8A. Controls and Procedures, page 38

Management's Report of Internal Control over Financial Reporting, page 20

1.   We note that you have concluded that your internal control over financial reporting was effective at June 30, 2008, however, it does not appear that you have included a conclusion as to the effectiveness of your disclosure controls and procedures, as required by Item 307 of Regulation S-B. Amend your filing to provide management's conclusion. Please note that you must conclude on the

effectiveness of both disclosure controls and procedures and internal control over financial reporting, two distinct types of controls requiring independent disclosures pursuant to Items 307 and 308T of Regulation S-B, respectively.

2.   Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures and internal control over financial reporting for the periods impacted by the restatement. In addition, please confirm to us that you plan to address this reconsideration in light of the restatement and the related conclusions in the filing containing the restated financial statements.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jason Niethamer at (202) 551- 3855.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief